October 19, 2012

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp. (the “Company”)
Registration Statement on Form S-4
File No. 333-183376

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Monday, October 22, 2012 at 2:00 p.m., Eastern time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from taking full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff the Company’s awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Very truly yours,

/s/ Paul Zyla
Paul Zyla, President

CORPORATE OFFICE
Suite 902, 357 Bay Street, Toronto ON, M5H 2T7 Canada

PHONE: 416 366-4227	E-MAIL: info@xtragold.com
FAX: 416 981-3055	WEB SITE: www.xtragold.com